April 16, 2026

James P. Henderson
Chief Financial Officer
Vitesse Energy, Inc.
5619 DTC Parkway, Suite 700
Greenwood Village, CO 80111

       Re: Vitesse Energy, Inc.
           Registration Statement on Form S-3
           Filed April 10, 2026
           File No. 333-294996
Dear James P. Henderson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Brenda Lenahan